

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2010

Donald Zhang
Chairman and Chief Executive Officer
IFM Investments Limited
26/A East Wing, Hanwei Plaza
No. 7, Guanghua Road, Chaoyang District
Beijing 100004, The People's Republic of China

  Re: IFM Investments Limited
    Amendment No. 1 to Registration Statement on Form F-1
    Filed October 29, 2010
    File No. 333-169541

Dear Mr. Zhang:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated October 15, 2010. As part of your response, you state that the decision to file this registration statement was a result of the selling shareholders exercising their contractual right. The noted contractual right was part of an agreement that is dated well after the selling shareholders acquired their original securities in the private transactions. Please discuss the background related to the consummation of the noted agreement.

 Also, please revise the prospectus to reflect your supplemental response that the selling shareholders purchased their securities in the ordinary course of business and at the time of the purchase, they had no agreements or understandings, directly or indirectly, with any person to distribute your ordinary shares or ADSs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3386 with any other questions.

Sincerely,

Duc Dang
Attorney-Advisor

cc: Peter X. Huang, Esq.
   Skadden, Arps, Slate, Meagher & Flom LLP
   Via facsimile (86-10) 6535-5699